                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)


                               Indigo Energy, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                    -----------------------------------------
                         (Title of Class of Securities)


                                   45567U10-3
                                 --------------
                                 (CUSIP Number)



                               Christopher Gabrys
                               Indigo Energy, Inc.
                               535 Westgate Drive
                             Napa, California 94558

                                 with copies to:
                             Stanley Moskowitz, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800


  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 January 4, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP NO. 45567U10-3                                         PAGE 2 OF 5 PAGES

------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       CHRISTOPHER GABRYS
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY

------------------------------------------------------------------------------
4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 PF
------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES OF AMERICA
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                      3,104,000
       SHARES           ------------------------------------------------------
    BENEFICIALLY         8. SHARED VOTING POWER                            0
     OWNED BY           ------------------------------------------------------
       EACH              9. SOLE DISPOSITIVE POWER                 3,104,000
     REPORTING          ------------------------------------------------------
    PERSON WITH         10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                             3,104,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES.*                                          [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               27.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
         -------------------

         This statement relates to the common stock, par value $0.001 per share, of Indigo Energy, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 535 Westgate Drive, Napa, California 94558.


Item 2.  Identity and Background.
         -----------------------

         This statement is filed on behalf of Christopher Gabrys (the "Reporting Person"). The Reporting Person is the President and a Director of the Issuer. The Reporting Person's business address is 535 Westgate Drive, Napa, California 94558. The principal business of the issuer is the developing, designing manufacturing and marketing of a reliable electrical backup power supply for the telecommunications industry.

         During the past five years, the Reporting Person has not been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which he has been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         3,000,000 of the shares were issued in connection with the formation of the Issuer. The Reporting Person purchased 104,000 shares in a private placement by the Company for an aggregate of $26,000.


Item 4.  Purpose of Transaction
         ----------------------

      Other than as set forth above, the Reporting Person does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) As of September 30, 2001, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 3,104,000 shares.

          (b) The Reporting Person has the sole power to vote and dispose of 3,104,000 shares beneficially owned by him.

          (c) No sales were effected in open market transactions within the last 60 days.

          (d)  N/A

          (e)  N/A



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         None

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                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  July 1, 2001                              /s/ Christopher Gabrys
                                                 ----------------------
                                                 Christopher Gabrys














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